Exhibit 4.1

RESTATED CREDIT AGREEMENT

THIS RESTATED CREDIT AGREEMENT (this “Agreement”) is entered into as of November 1, 2012, by and between BARRETT BUSINESS SERVICES, INC., a Maryland corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”).

RECITALS

Borrower has requested that Bank renew Borrower’s credit described in the credit agreement between the parties dated September 18, 2012 (the “Prior Agreement”), and has also asked for additional credit, which Bank is agreeable to granting, provided that Borrower agrees to the restatement of the Prior Agreement by this Agreement, which shall replace the Prior Agreement in its entirety and provide for the extension of credit on the terms and conditions contained herein.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree as follows:

ARTICLE I

CREDIT TERMS

SECTION 1.1. REVOLVING REDUCING LOAN.

(a) Revolving Reducing Loan. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to and including October 1, 2017 not to exceed at any time the aggregate principal amount of Twenty-Four Million Dollars ($24,000,000.00) or such lesser amount as shall from time to time be available (“Revolving Reducing Loan”), the proceeds of which shall be used to finance a substantial portion of the Borrower’s redemption of 34,800 shares of Borrower’s Series A Noncovertible, Non-Voting Redeemable Preferred Stock held by the Estate of William W. Sherertz and Nancy Sherertz (the “Redemption Transaction”). Borrower’s obligation to repay advances under the Revolving Reducing Loan shall be evidenced by a promissory note dated September 18, 2012 (“Revolving Reducing Note”), all terms of which are incorporated herein by this reference.

(b) Borrowing and Repayment. Borrower may from time to time during the term of the Revolving Reducing Loan borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions contained herein or in the Revolving Reducing Note; provided however, that the total outstanding borrowings under the Revolving Reducing Loan shall not at any time exceed the maximum principal amount available thereunder, as set forth above and as reduced from time to time in accordance with the terms of the Revolving Reducing Note.

SECTION 1.2. TERM LOAN.

(a) Term Loan. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make a loan to Borrower in the principal amount of Five Million Five Hundred Twelve Thousand Five Hundred Dollars ($5,512,500.00) (“Term Loan”), the proceeds of which shall be used to provide working capital for Borrower. Borrower’s obligation to repay the Term Loan shall be evidenced by a promissory note dated as of the same date as this Agreement (“Term Note”), all terms of which are incorporated herein by this reference. Bank’s commitment to grant the Term Loan shall terminate thirty (30) days from the date of this Agreement.

(b) Repayment. Principal and interest on the Term Loan shall be repaid in accordance with the provisions of the Term Note.

(c) Prepayment. Borrower may prepay principal on the Term Loan solely in accordance with the provisions of the Term Note.

SECTION 1.3. STANDBY LETTERS OF CREDIT.

(a) Standby Letters of Credit. Bank has issued or caused an affiliate to issue the following standby letters of credit (each a “Standby Letter of Credit” and collectively, the “Standby Letters of Credit”) for the account of Borrower, each of which was issued pursuant to the terms of that certain Standby Letter of Credit Agreement (Credit Agreement/Loan Agreement Version) between Bank and Borrower dated September 18, 2012 (as may be amended from time to time, the “Standby Letter of Credit Agreement”), and is outstanding as of the date hereof: (i) Standby Letter of Credit No. NZS401574 up to the aggregate amount of One Million Six Hundred Fifty Thousand Dollars ($1,650,000.00) dated June 21, 2001; (ii) Standby Letter of Credit No. NZS504587 in the amount of Five Million Dollars ($5,000,000.00) dated December 8, 2003; (iii) Standby Letter of Credit No. NZS568994 in the amount of Ten Thousand Dollars ($10,000.00) dated April 11, 2006; and (iv) Irrevocable Standby Letter of Credit No. IS0013451 in the amount of Seventeen Million One Hundred Eighty-Three Thousand Five Hundred Sixty-Seven Dollars ($17,183,567.00) dated July 11, 2012. Each Standby Letter of Credit shall remain subject to the additional terms of the Standby Letter of Credit Agreement, applications and any related documents required by Bank in connection with the issuance (and any renewal) thereof. Notwithstanding the provision of any Standby Letter of Credit regarding automatic extension of its expiration date, Bank may, at its sole option, give notice to the beneficiary thereof in accordance with the terms of such Standby Letter of Credit that Bank has elected not to renew such Standby Letter of Credit beyond its current expiration date (or any other subsequent expiration date that may be agreed to by Bank at Bank’s sole discretion). If Borrower does not at any time want any Standby Letter of Credit to be renewed, Borrower will so notify Bank at least fifteen (15) calendar days before Bank is to notify the beneficiary thereof of such nonrenewal pursuant to the terms of such Standby Letter of Credit. Subject to the terms and conditions of this Agreement and the Standby Letter of Credit Agreement, Bank hereby confirms that the Standby Letters of Credit remain in full force and effect.

(b) Repayment of Drafts. Each drawing paid under any Standby Letter of Credit shall be repaid by Borrower in accordance with the provisions of the Standby Letter of Credit Agreement.

SECTION 1.3. INTEREST/FEES.

(a) Interest. The outstanding principal balance of the Revolving Reducing Loan and the Term Loan shall bear interest, and the amount of each drawing paid under any Standby Letter of Credit shall bear interest from the date such drawing is paid to the date such amount is fully repaid by Borrower, at the rate of interest set forth in each promissory note or other instrument or document executed in connection therewith.

(b) Computation and Payment. Interest shall be computed on the basis of a 360-day year, actual days elapsed. Interest shall be payable at the times and place set forth in each promissory note or other instrument or document required hereby.

(c) Unused Commitment Fee. Borrower shall pay to Bank a fee equal to one quarter of one percent (0.25%) per annum (computed on the basis of a 360-day year, actual days elapsed) on the average daily unused amount of the Revolving Reducing Loan, which fee shall be calculated on a quarterly basis by Bank and shall be due and payable by Borrower in arrears on the first day of each quarter, commencing January 1, 2013.

SECTION 1.4. COLLECTION OF PAYMENTS. Borrower authorizes Bank to collect all principal, interest and fees due under each credit subject hereto by charging Borrower’s deposit account number 4159583848 with Bank, or any other deposit account maintained by Borrower with Bank, for the full amount thereof. Should there be insufficient funds in any such deposit account to pay all such sums when due, the full amount of such deficiency shall be immediately due and payable by Borrower.

SECTION 1.5. COLLATERAL.

As security for all indebtedness and other obligations of Borrower to Bank, Borrower shall grant to Bank security interests of first priority in all Borrower’s accounts receivable and other rights to payment, general intangibles, inventory and equipment.

As security for all indebtedness and other obligations of Borrower to Bank under the Term Loan, Borrower shall grant to Bank a lien of not less than first priority on that certain real property located at 8100 NE Parkway Drive, Vancouver, Washington 98662 (the “Real Property”).

All of the foregoing shall be evidenced by and subject to the terms of such security agreements, financing statements, deeds or mortgages, and other documents as Bank shall reasonably require, all in form and substance satisfactory to Bank. Borrower shall pay to Bank immediately upon demand the full amount of all charges, costs and expenses (to include fees paid to third parties and all allocated costs of Bank personnel), expended or incurred by Bank in connection with any of the foregoing security, including without limitation, filing and recording fees and costs of appraisals, audits and title insurance.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Borrower makes the following representations and warranties to Bank, which representations and warranties shall survive the execution of this Agreement and shall continue in full force and effect until the full and final payment, and satisfaction and discharge, of all obligations of Borrower to Bank subject to this Agreement.

SECTION 2.1. LEGAL STATUS. Borrower is a corporation, duly organized and existing and in good standing under the laws of Maryland, and is qualified or licensed to do business (and is in good standing as a foreign corporation, if applicable) in all jurisdictions in which such qualification or licensing is required or in which the failure to so qualify or to be so licensed could have a material adverse effect on Borrower.

SECTION 2.2. AUTHORIZATION AND VALIDITY. This Agreement and each promissory note, contract, instrument and other document required hereby or at any time hereafter delivered to Bank in connection herewith (collectively, the “Loan Documents”) have been duly authorized, and upon their execution and delivery in accordance with the provisions hereof will constitute legal, valid and binding agreements and obligations of Borrower or the party which executes the same, enforceable in accordance with their respective terms.

SECTION 2.3. NO VIOLATION. The execution, delivery and performance by Borrower of each of the Loan Documents do not violate any provision of any law or regulation, or contravene any provision of the Articles of Incorporation or By-Laws of Borrower, or result in any breach of or default under any contract, obligation, indenture or other instrument to which Borrower is a party or by which Borrower may be bound.

SECTION 2.4. LITIGATION. There are no pending, or to the best of Borrower’s knowledge threatened, actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which could have a material adverse effect on the financial condition or operation of Borrower other than those disclosed by Borrower to Bank in writing prior to the date hereof.

SECTION 2.5. CORRECTNESS OF FINANCIAL STATEMENT. The annual financial statement of Borrower dated December 31, 2011, and all interim financial statements delivered to Bank since said date, true copies of which have been delivered by Borrower to Bank prior to the date hereof, (a) are complete and correct and present fairly the financial condition of Borrower, (b) disclose all liabilities of Borrower that are required to be reflected or reserved against under generally accepted accounting principles, whether liquidated or unliquidated, fixed or contingent, and (c) have been prepared in accordance with generally accepted accounting principles consistently applied. Since the dates of such financial statements there has been no material adverse change in the financial condition of Borrower, nor has Borrower mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties except in favor of Bank or as otherwise permitted by Bank in writing.

SECTION 2.6. INCOME TAX RETURNS. Borrower has no knowledge of any pending assessments or adjustments of its income tax payable with respect to any year.

SECTION 2.7. NO SUBORDINATION. There is no agreement, indenture, contract or instrument to which Borrower is a party or by which Borrower may be bound that requires the subordination in right of payment of any of Borrower’s obligations subject to this Agreement to any other obligation of Borrower.

SECTION 2.8. PERMITS, FRANCHISES. Borrower possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable it to conduct the business in which it is now engaged in compliance with applicable law.

SECTION 2.9. ERISA. Borrower is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time (“ERISA”); Borrower has not violated any provision of any defined employee pension benefit plan (as defined in ERISA) maintained or contributed to by Borrower (each, a “Plan”); no Reportable Event as defined in ERISA has occurred and is continuing with respect to any Plan initiated by Borrower; Borrower has met its minimum funding requirements under ERISA with respect to each Plan; and each Plan will be able to fulfill its benefit obligations as they come due in accordance with the Plan documents and under generally accepted accounting principles.

SECTION 2.10. OTHER OBLIGATIONS. Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

SECTION 2.11. ENVIRONMENTAL MATTERS. Except as disclosed by Borrower to Bank in writing prior to the date hereof, Borrower is in compliance in all material respects with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of Borrower’s operations and/or properties, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Toxic Substances Control Act, as any of the same may be amended, modified or supplemented from time to time. None of the operations of Borrower is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. Borrower has no material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment.

SECTION 2.12. REAL PROPERTY COLLATERAL. Except as disclosed by Borrower to Bank in writing prior to the date hereof, with respect to any real property collateral required hereby:

(a) All taxes, governmental assessments, insurance premiums, and water, sewer and municipal charges, and rents (if any) which previously became due and owing in respect thereof have been paid as of the date hereof.

(b) There are no mechanics’ or similar liens or claims which have been filed for work, labor or material (and no rights are outstanding that under law could give rise to any such lien) which affect all or any interest in any such real property and which are or may be prior to or equal to the lien thereon in favor of Bank.

(c) None of the improvements which were included for purpose of determining the appraised value of any such real property lies outside of the boundaries and/or building restriction lines thereof, and no improvements on adjoining properties materially encroach upon any such real property.

(d) There is no pending, or to the best of Borrower’s knowledge threatened, proceeding for the total or partial condemnation of all or any portion of any such real property, and all such real property is in good repair and free and clear of any damage that would materially and adversely affect the value thereof as security and/or the intended use thereof.

ARTICLE III

CONDITIONS

SECTION 3.1. CONDITIONS OF INITIAL EXTENSION OF CREDIT. The obligation of Bank to extend any credit contemplated by this Agreement is subject to the fulfillment to Bank’s satisfaction of all of the following conditions:

(a) Approval of Bank Counsel. All legal matters incidental to the extension of credit by Bank shall be satisfactory to Bank’s counsel.

(b) Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed:

(i)	This Agreement and each promissory note or other instrument or document required hereby;

(ii)	Security Agreement: Equipment;

(iii)	Continuing Security Agreement: Rights to Payment and Inventory;

(iv)	Deed of Trust and Assignment of Rents and Leases;

(v)	Standby Letter of Credit Agreement;

(vi)	Corporate Resolution: Borrowing;

(vii)	Incumbency Certificate; and

(viii)	Such other documents as Bank may require under any other Section of this Agreement.

(c) Financial Condition. There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower or any guarantor hereunder, if any, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower or any guarantor hereunder, if any.

(d) Insurance. Borrower shall have delivered to Bank evidence of insurance coverage on all Borrower’s property, in form, substance, amounts, covering risks and issued by companies satisfactory to Bank, and where required by Bank, with loss payable endorsements in favor of Bank, including without limitation, policies of fire and extended coverage insurance covering all real property collateral required hereby, with replacement cost and mortgagee loss payable endorsements, and such policies of insurance against specific hazards affecting any such real property, including terrorism, as may be required by governmental regulation or Bank.

(e) Appraisals. Bank shall have obtained, at Borrower’s cost, an appraisal of all real property collateral required hereby, and all improvements thereon, issued by an appraiser acceptable to Bank and in form, substance and reflecting values satisfactory to Bank, in its discretion.

(f) Title Insurance. Bank shall have received an ALTA Policy of Title Insurance, with such endorsements as Bank may require, issued by a company and in form and substance satisfactory to Bank, in an amount equal to the principal amount of the Term Loan, insuring Bank’s lien on the real property collateral required hereby to be of first priority, subject only to such exceptions as Bank shall approve in its discretion, with all costs thereof to be paid by Borrower.

SECTION 3.2. CONDITIONS OF EACH EXTENSION OF CREDIT. The obligation of Bank to make each extension of credit requested by Borrower hereunder shall be subject to the fulfillment to Bank’s satisfaction of each of the following conditions:

(a) Compliance. The representations and warranties contained herein and in each of the other Loan Documents shall be true on and as of the date of the signing of this Agreement and on the date of each extension of credit by Bank pursuant hereto, with the same effect as though such representations and warranties had been made on and as of each such date, and on each such date, no Event of Default as defined herein, and no condition, event or act which with the giving of notice or the passage of time or both would constitute such an Event of Default, shall have occurred and be continuing or shall exist.

(b) Documentation. Bank shall have received all additional documents which may be required in connection with such extension of credit.

ARTICLE IV

AFFIRMATIVE COVENANTS

Borrower covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower shall, unless Bank otherwise consents in writing:

SECTION 4.1. PUNCTUAL PAYMENTS. Punctually pay all principal, interest, fees or other liabilities due under any of the Loan Documents at the times and place and in the manner specified therein.

SECTION 4.2. ACCOUNTING RECORDS. Maintain adequate books and records in accordance with generally accepted accounting principles consistently applied, and permit any representative of Bank, at any reasonable time, to inspect, audit and examine such books and records, to make copies of the same, and to inspect the properties of Borrower.

SECTION 4.3. FINANCIAL STATEMENTS. Provide to Bank all of the following, in form and detail satisfactory to Bank:

(a) not later than 120 days after and as of the end of each fiscal year, an audited consolidated financial statement of Borrower, prepared by a certified public accountant acceptable to Bank, to include balance sheet, income statement, and statement of cash flows and sources, and shall be accompanied by the unqualified opinion of such accountant addressed to Bank;

(b) not later than 180 days after and as of the end of each fiscal year, an audited financial statement for each of Associated Insurance Company for Excess, an Arizona corporation wholly owned by Borrower (“AICE”), and Ecole Insurance Company, an Arizona corporation wholly owned by Borrower (“Ecole”) (AICE and Ecole, each an “Affiliate” and collectively, the “Affiliates”), prepared by a certified public accountant acceptable to Bank, to include balance sheet, income statement and statement of cash flows and sources, and shall be accompanied by the unqualified opinion of such accountant addressed to Bank;

(c) Promptly upon their becoming available, copies of (i) all financial statements, reports, notices and proxy statements made publicly available by Borrower to its security holders; (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by Borrower with any securities exchange or with the U.S. Securities and Exchange Commission (“SEC”) or any governmental or private regulatory authority, including, but not limited to (A) not later than 95 calendar days after the end of each fiscal year, Borrower’s 10-K filing with the SEC (including all exhibits and certifications) for the fiscal year just ended, and (B) not later than 50 calendar days after the end of each fiscal quarter, Borrower’s 10-Q filing with the SEC (including all exhibits and certifications) for the fiscal quarter just ended; and (iii) all press releases and other statements made available by Borrower to the public concerning material changes or developments in the business of Borrower;

(d) contemporaneously with each annual and quarterly financial statement of Borrower and the Affiliates required hereby, a certificate of the president or chief financial officer of Borrower that said financial statements are accurate and that there exists no Event of Default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute an Event of Default;

(e) annually, but in all events not later than October 15 of each year (commencing October 15, 2012), true and correct copies of a Uniform Certificate of Authority Application-Certificate of Compliance issued by the State of Arizona Director of Insurance for each of the Affiliates indicating that, as of a date no earlier than thirty (30) days prior to the date each such certificate is delivered to Bank, each of the Affiliates is duly organized under the laws of the State of Arizona and authorized to transact the relevant insurance business of each of the Affiliates in the State of Arizona; and

(f) from time to time such other information as Bank may reasonably request, including without limitation, copies of rent rolls and other information with respect to any real property collateral required hereby.

SECTION 4.4. COMPLIANCE. Preserve and maintain, and cause each of the Affiliates to preserve and maintain, all licenses, permits, governmental approvals, rights, privileges and franchises necessary for the conduct of its business and the business of each of the Affiliates; and comply with the provisions of all documents pursuant to which Borrower and each of the Affiliates is organized and/or which govern Borrower’s or any of the Affiliates’ continued existence and with the requirements of all laws, rules, regulations and orders of any governmental authority applicable to Borrower and/or its business or to any of the Affiliates and/or their respective businesses.

SECTION 4.5. INSURANCE. Maintain and keep in force, for each business in which Borrower is engaged, insurance of the types and in amounts customarily carried in similar lines of business, including but not limited to fire, extended coverage, public liability, flood, property damage and workers’ compensation, with all such insurance carried with companies and in amounts satisfactory to Bank, and deliver to Bank from time to time at Bank’s request schedules setting forth all insurance then in effect.

SECTION 4.6. FACILITIES. Keep all properties useful or necessary to Borrower’s business in good repair and condition, and from time to time make necessary repairs, renewals and replacements thereto so that such properties shall be fully and efficiently preserved and maintained.

SECTION 4.7. TAXES AND OTHER LIABILITIES. Pay and discharge when due any and all indebtedness, obligations, assessments and taxes, both real or personal, including without limitation federal and state income taxes and state and local property taxes and assessments, except (a) such as Borrower may in good faith contest or as to which a bona fide dispute may arise, and (b) for which Borrower has made provision, to Bank’s satisfaction, for eventual payment thereof in the event Borrower is obligated to make such payment.

SECTION 4.8. LITIGATION. Promptly give notice in writing to Bank of any litigation pending or threatened against Borrower with a claim in excess of $1,000,000.00.

SECTION 4.9. FINANCIAL CONDITION. Maintain Borrower’s financial condition as follows using generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein), with compliance determined commencing with Borrower’s consolidated financial statements for the period ending (a) December 31, 2012, with respect to Section 4.9(a) below, (b) on the dates specified in Section 4.9(b), with respect to Section 4.9(b) below, and (c) September 30, 2012, with respect to Section 4.9(c) below:

(a) Fixed Charge Coverage Ratio not less than 1.25 to 1.0 as of each fiscal quarter end, determined on a rolling 4-quarter basis, with “Fixed Charge Coverage Ratio” defined as the aggregate of net profit after taxes plus depreciation expense, amortization expense, cash capital contributions and increases in subordinated debt minus dividends, distributions and decreases in subordinated debt (excluding that certain redemption transaction between Borrower and the Estate of William W. Sherertz and Nancy Sherertz effective as of March 9, 2012, in the amount of $59,700,000.00), divided by the aggregate of $5,000,000.00, the current maturity of long-term debt and capitalized lease payments.

(b) Total Funded Debt to EBITDA not greater than (i) 2.25 to 1.0 as of each fiscal quarter end, commencing December 31, 2012 and continuing through September 30, 2013, (ii) 1.75 to 1.0 as of each fiscal quarter end, commencing December 31, 2013 and continuing through September 30, 2014, (iii) 1.5 to 1.0 as of each fiscal quarter end, commencing December 31, 2014 and continuing through September 30, 2015, and (iv) 1.25 to 1.0 as of each fiscal quarter end, commencing December 31, 2015 and continuing thereafter through maturity of the Revolving Reducing Loan, in each case determined on a rolling 4-quarter basis, with “Funded Debt” defined as the sum of all obligations for borrowed money (including subordinated debt) plus all capital lease obligations, and with “EBITDA” defined as net profit before tax plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense.

(c) Liquid Assets to Worker’s Compensation Claims & Safety Incentive Liabilities not less than 1.0 to 1.0 as of each fiscal quarter end, with “Liquid Assets” defined as the sum of (i) restricted and unrestricted cash and cash equivalents, plus (ii) restricted and unrestricted marketable securities acceptable to Bank in its sole discretion, plus (iii) the maximum principal amount then available under the Reducing Revolving Loan less the then outstanding aggregate of all borrowings thereunder, and “Worker’s Compensation Claims & Safety Incentive Liabilities” defined as the aggregate of Borrower’s obligations with respect to (i) workers’ compensation claims liabilities, and (ii) safety incentive liabilities, in each case as the assets described in clauses (i) and (ii) of the foregoing definition of “Liquid Assets” and as the liabilities described in clauses (i) and (ii) of the foregoing definition of “Worker’s Compensation Claims & Safety Incentive Liabilities” are required to be reflected in Borrower’s annual audited consolidated financial statements and quarterly unaudited consolidated financial statements, consistent with past practices.

SECTION 4.10. NOTICE TO BANK. Promptly (but in no event more than five (5) days after the occurrence of each such event or matter) give written notice to Bank in reasonable detail of: (a) the occurrence of any Event of Default, or any condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default; (b) any change in the name or the organizational structure of Borrower; (c) the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Plan; or (d) any termination or cancellation of any insurance policy which Borrower is required to maintain, or any uninsured or partially uninsured loss through liability or property damage, or through fire, theft or any other cause affecting Borrower’s property in excess of an aggregate of $1,000,000.00.

ARTICLE V

NEGATIVE COVENANTS

Borrower further covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower will not without Bank’s prior written consent:

SECTION 5.1. USE OF FUNDS. Use any of the proceeds of any credit extended hereunder except for the purposes stated in Article I hereof.

SECTION 5.2. OTHER INDEBTEDNESS. Create, incur, assume or permit to exist, or allow any of the Affiliates to create, incur, assume or permit to exist, any indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, except (a) the liabilities of Borrower or any of the Affiliates to Bank or any affiliate of Bank, (b) purchase money indebtedness (including capitalized leases) for the acquisition of assets, provided that (i) the total new purchase money indebtedness does not exceed $200,000.00 in any fiscal year, and (ii) the aggregate of all purchase money indebtedness does not exceed $800,000.00 at any time, and (c) any other liabilities of Borrower or any of the Affiliates existing as of, and disclosed to Bank prior to, the date hereof; provided, however, that if Borrower or any of the Affiliates incurs indebtedness or becomes liable to any third party to the extent permitted hereunder, neither Borrower nor any of the Affiliates shall enter into any agreement with such other party that prohibits Borrower or any of the Affiliates, as the case may be, from incurring indebtedness with Bank or any affiliate of Bank or that prohibits Borrower or any of the Affiliates from granting Bank or any affiliate of Bank a lien on any real or personal property owned by Borrower or any of the Affiliates, as the case may be.

SECTION 5.3. MERGER, CONSOLIDATION, TRANSFER OF ASSETS. Merge into or consolidate with any other entity; make any substantial change in the nature of Borrower’s business as conducted as of the date hereof; acquire all or substantially all of the assets of any other entity; nor sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower’s assets except in the ordinary course of its business.

SECTION 5.4. GUARANTIES. Guarantee or become liable in any way as surety, endorser (other than as endorser of negotiable instruments for deposit or collection in the ordinary course of business), accommodation endorser or otherwise for, nor pledge or hypothecate any assets of Borrower or any of the Affiliates as security for, any liabilities or obligations of any other person or entity, except (a) any of the foregoing in favor of Bank, and (b) solely in the case of each of the Affiliates, in the ordinary course of business for each of the Affiliates, consistent with past practices thereof.

SECTION 5.5. PLEDGE OF ASSETS. Mortgage, pledge, grant or permit to exist a security interest in, or lien upon, all or any portion of Borrower’s assets now owned or hereafter acquired, except (a) any of the foregoing in favor of Bank or which is existing as of, and disclosed to Bank in writing prior to, the date hereof, and (b) purchase money security interests, to the extent purchase money indebtedness is permitted under Section 5.2(b).

ARTICLE VI

EVENTS OF DEFAULT

SECTION 6.1. The occurrence of any of the following shall constitute an “Event of Default” under this Agreement:

(a) Borrower shall fail to pay when due any principal, interest, fees or other amounts payable under any of the Loan Documents.

(b) Any financial statement or certificate furnished to Bank in connection with, or any representation or warranty made by Borrower or any other party under this Agreement or any other Loan Document shall prove to be incorrect, false or misleading in any material respect when furnished or made.

(c) Any default in the performance of or compliance with any obligation, agreement or other provision contained herein or in any other Loan Document (other than those specifically described as an “Event of Default” in this section 6.1), and with respect to any such default that by its nature can be cured, such default shall continue for a period of twenty (20) days from its occurrence.

(d) Any default in the payment or performance of any obligation, or any defined event of default, under the terms of any contract, instrument or document (other than any of the Loan Documents) pursuant to which Borrower, any guarantor hereunder or any general partner or joint venturer in Borrower if a partnership or joint venture (with each such guarantor, general partner and/or joint venturer referred to herein as a “Third Party Obligor”) or any of the Affiliates has incurred any debt or other liability to any person or entity, including Bank; provided, however, that any cure period applicable to such default has expired, and, with respect to a default under any obligation to any person or entity other than Bank, the amount of said obligation exceeds $25,000.00; and further provided, that with respect to a default of any non-monetary obligation to any person or entity other than Bank, the non-monetary obligation materially affects any of Borrower’s or any of the Affiliates’ property or Borrower’s or any of the Affiliates’ ability to repay its credit obligations to Bank or to any other person or entity other than Bank, or perform any of its other material contractual obligations to any person or entity.

(e) Borrower, or any of the Affiliates or any Third Party Obligor shall become insolvent, or shall suffer or consent to or apply for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or shall generally fail to pay its debts as they become due, or shall make a general assignment for the benefit of creditors; Borrower, or any of the Affiliates or any Third Party Obligor shall file a voluntary petition in bankruptcy, or seeking reorganization, in order to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time (“Bankruptcy Code”), or under any state or federal law granting relief to debtors, whether now or hereafter in effect; or Borrower, or any of the Affiliates or any Third Party Obligor shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition; or Borrower, or any of the Affiliates or any Third Party Obligor shall be adjudicated a bankrupt, or an order for relief shall be entered against Borrower, or any of the Affiliates or any Third Party Obligor by any court of competent jurisdiction under the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors.

(f) The filing of a notice of judgment lien against Borrower, or any of the Affiliates or any Third Party Obligor; or the recording of any abstract of judgment against Borrower, or any of the Affiliates or any Third Party Obligor in any county in which Borrower, or any of the Affiliates or such Third Party Obligor has an interest in real property; or the service of a notice of levy and/or of a writ of attachment or execution, or other like process, against the assets of Borrower or any of the Affiliates or any Third Party Obligor; or the entry of a judgment against Borrower, or any of the Affiliates or any Third Party Obligor; or any involuntary petition or proceeding pursuant to the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against Borrower, or any of the Affiliates or any Third Party Obligor.

(g) There shall exist or occur any event or condition that Bank in good faith believes impairs, or is substantially likely to impair, the prospect of payment or performance by Borrower, any of the Affiliates, any Third Party Obligor, or the general partner of either if such entity is a partnership, of its obligations under any of the Loan Documents.

(h) The death or incapacity of Borrower or any Third Party Obligor if an individual. The dissolution or liquidation of Borrower, or any of the Affiliates or any Third Party Obligor if a corporation, partnership, joint venture or other type of entity; or Borrower, or any of the Affiliates or any such Third Party Obligor, or any of its directors, stockholders or members, shall take action seeking to effect the dissolution or liquidation of Borrower, or any of the Affiliates or such Third Party Obligor.

(i) Any change in control of Borrower or any entity or combination of entities that directly or indirectly control Borrower, with “control” defined as ownership of an aggregate of twenty-five percent (25%) or more of the common stock, members’ equity or other ownership interest (other than a limited partnership interest).

(j) The sale, transfer, hypothecation, assignment or encumbrance, whether voluntary, involuntary or by operation of law, without Bank’s prior written consent, of all or any part of or interest in any real property collateral required hereby.

SECTION 6.2. REMEDIES. Upon the occurrence of any Event of Default: (a) all indebtedness of Borrower under each of the Loan Documents, any term thereof to the contrary notwithstanding, shall at Bank’s option and without notice become immediately due and payable without presentment, demand, protest or notice of dishonor, all of which are hereby expressly waived by Borrower; (b) the obligation, if any, of Bank to extend any further credit under any of the Loan Documents shall immediately cease and terminate; and (c) Bank shall have all rights, powers and remedies available under each of the Loan Documents, or accorded by law, including without limitation the right to resort to any or all security for any credit subject hereto and to exercise any or all of the rights of a beneficiary or secured party pursuant to applicable law. All rights, powers and remedies of Bank may be exercised at any time by Bank and from time to time after the occurrence of an Event of Default, are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1. NO WAIVER. No delay, failure or discontinuance of Bank in exercising any right, power or remedy under any of the Loan Documents shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Bank of any breach of or default under any of the Loan Documents must be in writing and shall be effective only to the extent set forth in such writing.

SECTION 7.2. NOTICES. All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing delivered to each party at the following address:

BORROWER:	BARRETT BUSINESS SERVICES, INC.
8100 NE Parkway Drive, Suite 200
Vancouver, Washington 98662
Attn: James D. Miller
Vice President-Finance

BANK:	WELLS FARGO BANK, NATIONAL ASSOCIATION
Portland RCBO
MAC P6101-133
1300 SW Fifth Avenue
Portland, Oregon 97201
Attn: Julie R. Wilson, Vice President

or to such other address as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (a) if sent by hand delivery, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by telecopy, upon receipt.

SECTION 7.3. COSTS, EXPENSES AND ATTORNEYS’ FEES. Borrower shall pay to Bank immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys’ fees (to include outside counsel fees and all allocated costs of Bank’s in-house counsel), expended or incurred by Bank in connection with (a) the negotiation and preparation of this Agreement and the other Loan Documents, Bank’s continued administration hereof and thereof, and the preparation of any amendments and waivers hereto and thereto, (b) the enforcement of Bank’s rights and/or the collection of any amounts which become due to Bank under any of the Loan Documents, and (c) the prosecution or defense of any action in any way related to any of the Loan Documents, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.

SECTION 7.4. SUCCESSORS, ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Borrower may not assign or transfer its interests or rights hereunder without Bank’s prior written consent. Bank reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Bank’s rights and benefits under each of the Loan Documents. In connection therewith, Bank may disclose all documents and information which Bank now has or may hereafter acquire relating to any credit subject hereto, Borrower or its business, any of the Affiliates or the business of such Affiliate, any guarantor hereunder or the business of such guarantor, if any, or any collateral required hereunder.

SECTION 7.5. ENTIRE AGREEMENT; AMENDMENT. This Agreement and the other Loan Documents constitute the entire agreement between Borrower and Bank with respect to each credit subject hereto and supersede all prior negotiations, communications, discussions and correspondence concerning the subject matter hereof. This Agreement may be amended or modified only in writing signed by each party hereto.

SECTION 7.6. NO THIRD PARTY BENEFICIARIES. This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their respective permitted successors and assigns, and no other person or entity shall be a third party beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any other of the Loan Documents to which it is not a party.

SECTION 7.7. TIME. Time is of the essence of each and every provision of this Agreement and each other of the Loan Documents.

SECTION 7.8. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

SECTION 7.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same Agreement.

SECTION 7.10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, but giving effect to the federal laws applicable to national banks, without reference to the conflicts of law or choice of law principles thereof.

SECTION 7.11. ARBITRATION.

(a) Arbitration. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them (and their respective employees, officers, directors, attorneys, and other agents), whether in tort, contract or otherwise in any way arising out of or relating to (i) any credit subject hereto, or any of the Loan Documents, and their negotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests for additional credit.

(b) Governing Rules. Any arbitration proceeding will (i) proceed in a location in Oregon selected by the American Arbitration Association (“AAA”); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon, in accordance with the AAA’s commercial dispute resolution procedures, unless the claim or counterclaim is at least $1,000,000.00 exclusive of claimed interest, arbitration fees and costs in which case the arbitration shall be conducted in accordance with the AAA’s optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to herein, as applicable, as the “Rules”). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute. Nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. §91 or any similar applicable state law.

(c) No Waiver of Provisional Remedies, Self-Help and Foreclosure. The arbitration requirement does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in sections (i), (ii) and (iii) of this paragraph.

(d) Arbitrator Qualifications and Powers. Any arbitration proceeding in which the amount in controversy is $5,000,000.00 or less will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than $5,000,000.00. Any dispute in which the amount in controversy exceeds $5,000,000.00 shall be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations. The arbitrator will be a neutral attorney licensed in the State of Oregon or a neutral retired judge of the state or federal judiciary of Oregon, in either case with a minimum of ten years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator will determine whether or not an issue is arbitratable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator will decide (by documents only or with a hearing at the arbitrator’s discretion) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator shall resolve all disputes in accordance with the substantive law of Oregon and may grant any remedy or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action as the arbitrator deems necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the Oregon Rules of Civil Procedure or other applicable law. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration if any other party contests such action for judicial relief.

(e) Discovery. In any arbitration proceeding, discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than 20 days before the hearing date. Any requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator upon a showing that the request for discovery is essential for the party’s presentation and that no alternative means for obtaining information is available.

(f) Class Proceedings and Consolidations. No party hereto shall be entitled to join or consolidate disputes by or against others in any arbitration, except parties who have executed any Loan Document, or to include in any arbitration any dispute as a representative or member of a class, or to act in any arbitration in the interest of the general public or in a private attorney general capacity.

(g) Payment Of Arbitration Costs And Fees. The arbitrator shall award all costs and expenses of the arbitration proceeding.

(h) Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties shall take all action required to conclude any arbitration proceeding within 180 days of the filing of the dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business or by applicable law or regulation. If more than one agreement for arbitration by or between the parties potentially applies to a dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties.

UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY BANK CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER’S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY BANK TO BE ENFORCEABLE.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

BARRETT BUSINESS SERVICES, INC.		WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ James D. Miller	By:	/s/ Julie R. Wilson
Name:	James D. Miller	Name:	Julie R. Wilson
Title:	Vice President-Finance	Title:	Vice President